June 25, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Donegal Group Inc. — Form S-4 Registration Statement
Ladies and Gentlemen:
     Donegal Group Inc., or DGI, filed today via Edgar a registration statement on Form S-4 under the Securities Act of 1933 in connection with the proposed acquisition of Union National Financial Corporation, or UNNF, pursuant to the terms of the Agreement and Plan of Merger dated as of April 19, 2010 among Donegal Acquisition Inc., Donegal Financial Services Corporation, or DFSC, DGI and UNNF, as amended. At prices prevailing on June 24, 2010, the aggregate merger consideration is approximately $24.9 million. The surviving corporation in the merger will be DFSC, a savings and loan holding company that is indirectly owned 48.2% by DGI and 51.8% by Donegal Mutual Insurance Company, or DMIC, which controls approximately 66% of the voting power in DGI. DMIC currently owns 9.1% of the outstanding common stock of UNNF. Upon closing of the transaction, holders of UNNF common stock, other than affiliated entities of DGI, will receive cash and an aggregate of 600,000 shares of DGI Class A common stock, or DGICA, that is currently outstanding and held by DMIC.
     DGI, as the registrant, has incorporated by reference DGI’s financial statements included in its Form 10-K annual report for the year ended December 31, 2009 and its Form 10-Q for the quarter ended March 31, 2010. The registration statement includes the requisite

Securities and Exchange Commission

June 25, 2010
financial information for UNNF because it is not eligible to incorporate by reference from its 1934 Act filings.
     Please contact the undersigned with respect matters relating to the Registration Statement. My telephone number is 215-979-1234 and my e-mail address is fwdreher@duanemorris.com
Sincerely,

Frederick W. Dreher

FWD:am
cc:	Donald H. Nikolaus Jeffrey D. Miller Mark D. Gainer Michael D. Peduzzi Victor L. Cangelosi, Esq. Erich M. Hellmold, Esq. John W. Kauffman, Esq. Kathleen A. Johnson, Esq.